- INFRASTRUCTURE DEVELOPMENT PROJECTS -

- INDIA -

Business Association Memorandum








TEAM UNIVERSAL INFRATECH PVT. LTD

&

ANVI GLOBAL HOLDINGS INC

24-May-2018

Hyderabad, India

This Memorandum of Business Association (MOA) is signed on this Day 24 of May Year 2018 in Hyderabad, India

Between:

Anvi Global Holdings Inc., a SEC reporting publicly traded Nevada based corporation duly established under and by virtue of law of the United States of America, having its office at 1135 Kildaire Farm Rd, #311-8, Cary, NC-27511, on behalf of its name or its competent associate or subsidiary group or company, in this matter represented by **Rama Mohan R Busa**, in his capacity as Director and CEO (hereinafter shall be referred to as the **"AGH"** which expression shall include its administrators, successors, executors and assignees); has entered this agreement into or in the process of entering partnership contract for the project(s) as defined below;

And

TEAM UNIVERSAL INFRATECH PVT. LTD., duly established under and by virtue of laws of the India, having its operations from office at 8-2-623/A, First Floor, SERENE TOWERS, Road No.10, Banjara Hills, Hyderabad 500034. Telangana, India., in this matter represented by **Mr. Sanjay Agarwal, CEO & Director** (hereinafter shall be referred to as the "TUI" which expression shall include its administrators, successors, executors and assignees) has entered this agreement into or in the process of entering partnership contract for the project(s) as defined below;

(The **AGH** and the **TUI** hereinafter shall be individually referred to as **"Party"** and jointly as **"Parties"**)

For PROJECTS(S):

1. **CCS International Airport, Lucknow, India -** Construction of Apron for 8 Nos Code 4c type of aircraft along with link taxiways. Work Order Value is INR 47.39 Crore (USD 8 Million Approx.)
2. **National Highways Authority of India –** Construction of NH-24 Four lane bypass from Km 479.500 of NH-24 to Km 17.600 of MDR-77c total length of 14.618 Km, state of Uttar Pradesh, India. Work Order Value is INR 300.17 Crore (USD 50 Million. Approx.)

– Projects description Detailed in Annex - A

WHEREAS;

- The TUI is an infrastructure development company grouped under flagship of Team Universal with registered office at Hyderabad, India, incorporated in the year 2007, to provide services to construction and infrastructure industry. With a team of Exceptional Engineers and Managers they are considered as one of the most reputed Infra structure development company in India.
- TUI consists of team of multicultural, multifaceted & versatile committed individuals & advisors who share core values and are highly focused on leveraging their complementary skills for the benefit of clients. TUI team is capable of handling multiple projects, uniquely complex, with passion to excel and deliver.
- AGH is a USA corporation publicly traded (Symbol - "ANVI") SEC reporting pursuant to Section 15(d) of the US Securities Exchange Act of 1934, duly organized to do business, validly existing, and in good standing under the laws of Nevada, USA and elsewhere.
- AGH is a global holding company, which partner through portfolio of company's subsidiaries in global and emerging markets like South America, Africa, India and others at various key segments like Mining, Infra and other sectors. The company is broadening and intensifying positions in carefully selected

investment areas and under its umbrella is poised to have strong presence in multiple countries across the world.

- TUI is awardee of projects mentioned above from Government of India projects detailed in and as defined at Annex A.
- The TUI, keeping in view the scalability of projects and scope of Infrastructure demand in India, intends to have partnership with AGH for jointly executing the projects along with required financial arrangements.
- AGH, considering the merits and future expansion of the projects and to play major role in emerging infrastructure development market in India intends to associate with TUI in jointly executing the proposed project(s) as specified in Annex A.
- The Parties hereby intend to define their respective rights and obligations with respect of the continuing association.
- By signing this Memorandum of Association both parties together consent to have understood their respective roles as defined or constructed under this MOA.

NOW THEREFORE, in based on the afore mentioned considerations, Parties hereby agree to enter into this Agreement under the terms and conditions as follows:

ARTICLE 1: DEFINITIONS & CONSTRUCTION

1.1 Definitions: The following term in this MOA shall have the following meaning:

- "MOA"/ "Memorandum of Association"/" Agreement"/" Contract" means this MOA signed including any, and all attachments hereto and may be supplemented or added from time to time by both the parties.
- "Business Day" means any days excluding Saturday, Sunday and any other official holiday as determined by the respective governments.
- "Government" means either central government or provincial government or regional government including but not limited to governmental agencies, bodies, institutions, or any subdivision thereof, of the country India and United States of America (USA).
- "Business Association" is the structure ("Association") created and agreed by both Parties, defining their respective roles and responsibilities in financial arrangements, material movement, production sales, Investments, profit sharing and any other set forth in this MOA.
- "Joint Venture company" "JV" or "JVC" or "SPV"), is the company or entity created for joint operation of projects with defined roles and responsibilities set forth in this MOA, to which the project(s) is assigned or transferred in by "Parties" or either "party" as per the roles and responsibilities set forth in this MOA.
- "Projects" or "Project(s)" means projects currently held by TUI which are valid under applicable law and are operational and are financially feasible and viable with satisfactory revenue estimations and legally valid under applicable law.

1.2 Construction:

- "Headings" are for convenience only and shall not affect interpretation
- "Words" denoting the singular number shall include the plural and vice versa; denoting any gender shall include all genders; denoting persons shall include bodies or persons and corporations and vice versa;

TEAM UNIVERSAL INFRATECH PVT LTD

- Where a "word" or "phrase" is defined, other parts of speech and grammatical forms of that word or phrase or expression shall have corresponding meanings;
- References to any "Party" to this Agreement shall include the Party's successors and permitted assigns;
- References to this "MOA" shall be deemed to include reference to its appendices, annexure, exhibits, recitals, schedules, and tables as varied from time to time.
- This "MOA" is proposed, prepared and made jointly by the "Parties" hereinto; thus, any interpretation and perception of it cannot be used only for the benefit of either party.

ARTICLE 2: TERMS OF ASSOCIATION

1. This MOA is signed between the Parties to associate in jointly executing the proposed project(s) duly mentioned in Annex A with their respective roles defined and specified under.
2. This MOA is signed by both parties to agree on association terms and -
   a) AGH to initiate further steps involved in the process like establishing branch office of AGH, source and secure require financials, and to complete necessary compliance and statutory matters of US corporation in extending their operations to India.
   b) TUI, to initiate their necessary compliance and statutory matters to establish SPV and to initiate process in assigning project(s) to JVC or SPV or any legal entity to be formed involving the both parties with respective roles defined as in this MOA.
3. The entry into and performance by it of this MOA do not conflict in any material respect, with any relevant law or a judicial order applicable, any of its constitutive documents, any existing agreement instrument or document which is binding on project, any existing assets or projects or companies of both parties.
4. AGH, upon satisfactory completion of its due diligence and also, establishing to TUI on required financial arrangements to the proposed project(s), then both the parties propose to add more specific and mutually agreed legally enforceable terms as addendum to this MOA.
5. Both parties agree that for the operations comfort, TUI would be in coordination with Indian office of AGH and officer in charge of AGH Indian branch will be authorized to act independently and directly with TUI on day to day operational and financial decisions in respect to the matters related to proposed project(s) and its operations.

1.1 <u>By signing this Memorandum of Association AGH represents and warrants that:</u>

a) Intends to associate with TUI in jointly executing the proposed project(s) along with required financial arrangements and fulfilments of terms, specified and set forth in this MOA.

b) Agree to participate with necessary financial arrangements in the proposed project(s) which is duly mentioned in Financial schedule–Article- 3

c) Agree to initiate the process to fulfill all statutory requirements like, establishing its Branch/subsidiary in India and hire respective professional consultants to complete all statutory compliances applicable with Indian laws.

d) Acknowledge that, as joint associate or partner needs to source and fulfill necessary financial arrangements agreed as mentioned in Financial schedule – Articlae-3, and TUI as technical partner would execute and handle all operations of the project.

e) Should take all measures and conduct proper due diligence to understand the project(s) along with its associated risks including force majeure conditions related before signing the final terms to be added as addendum to this MOA.

1.2 **By signing this Memorandum of Association TUI represents and warrants that:**

a) Is interested and agreeing to the proposed association with AGH subject to AGH's satisfactory performance as per roles defined and set forth in this MOA.

b) Consent and confirm that the proposed projects are legally valid as per respective applicable laws and secured on their name.

c) Understands that AGH would source required funds mainly for CAPEX, OPEX, Bank loans or guarantees, Government deposits or any other only to and within the scope of proposed project(s) handled through SPV and does not invest or involve in the parent company of TUI or any their other operations or subsidiaries.

d) Understands that, the required capital or finance sourced by AGH will be categorized as investment for their own operations in India and does not fall in to categories of Investment banker or broker or agent.

e) Would provide AGH access to all the necessary documents in relation to the project(s) for their due diligence process upon the NDA signed.

f) Permits AGH to present this MOA to their investors, investment groups or companies for sourcing necessary financial arrangements to proposed projects and TUI has right to denounce any such financial or legal claim by any party mentioned above or AGH has submitted to.

g) Will assure to provide complete involvement in executing the project(s) including technology, technical teams, deploying of equipment and skilled manpower.

h) Upon performance and confirmation on funds proof by AGH, would initiate the process of transferring the project(s) to the SPV to be created by both parties.

1.3 **By signing this Memorandum of Association, Both the parties here by together represents and warrants that**

a) They Act in accordance with all applicable laws.

b) Contribute to the implementation of this MOA, to the extent that both parties shall provide each other without delay all necessary information required by the application of this MOA.

c) Shall, in the performance of its duties, roles and responsibilities under this MOA, directly or through any other entity acting on its behalf, act with professional standards usually required of this joint venture.

d) Neither party shall do or omit to do, or authorize any third party to do, or omit to do, any act which is inconsistent with the rights, ownership or use (as the case may be) of intellectual property of the other party.

e) This MOA does not create any right enforceable by any third party or person or entity or an institution who is not a party in this MOA to it under the applicable contracts acts like -Rights of Third Parties. It specifically does not stand valid to any ownership, legal, financial claims made by parties or entities or financial institutions or legal bodies or consultant groups of either party or related to either party.

f) Any information of commercial or sensitive nature as per the Participant reasonable understanding shall be treated as confidential information by both parties. Save in case of disclosure required under applicable law or official decision, disclosure of such information requires prior written consent of the other relevant party.

g) Both parties have right to verify personal data provided by the either party in order to comply with international anti-fraud standards. This may include the disclosure of personal information to the relevant national and international authorities

h) This MOA does not constitute or obligate either party in the event of one party constituting its legal, valid and binding obligations, enforceable in accordance with their respective terms, at applicable bankruptcy, reorganization, insolvency, moratorium or similar laws.

i) Establish or constitute SPV or an entity legally valid and recognized by the Indian laws. Jointly do the necessary operation in SPV with their respective roles defined as per the Association chart mentioned in **Annex B**

j) Both the parties agree that the proposed financial estimations are subject to change and they may vary depending on multiple aspects like performance time lines of AGH, due diligence process results and investor comforts or any other related to sourcing of funds.

k) Both the parties agree to maintain confidentiality, integrity and ethical practices, and does not entertain any party or entity or individual introduced or involved directly and indirectly by AGH or TUI and is subject to enforceability of non-compete clause or any other defined under applicable law of the country to claim the compensation in whatever they may deemed to be appropriate by such party.

Article 3: FINANCIAL SCHEDULE

By signing this MOA both the parties agree on following proposed terms as;

1. Total capital cost of the proposed project(s) is estimated at approximately $12.00+ Million for existing projects and $20.00+ Million for future projects which are in pipe line.

   However, the estimations are subject to change depending on;

   - Increase in the scope of work.
   - Due diligence and requirement analysis of AGH in respect to proposed projects
   - Performance timelines of AGH in respect to fulfilment of their respective financial arrangements
   - Any other valid reasons including force majeure conditions in respect to proposed projects.

2. Any changes to the above specified amounts are recorded and signed by both parties and added as addendum to this MOA.

3. AGH for their agreed share of 51% needs to fund a debt of $6.00 Million for existing projects and $10.00 Million for future projects as per the time schedule agreed and set forth in this MOA.

4. TUI invested their share of required capital for proposed projects, on various heads like securing the projects in open tender process, Earnest Money deposits to government/Contractee, Bank Guarantees, performance guarantees to the government/contractee, site preparation, obtaining necessary environmental and other statutory clearances, construction of site buildings, purchase and deployment of construction & earth moving equipment, hiring technical teams and other miscellaneous items related to the project.

5. As on the date of this MOA, TUI and AGH together agreed to constitute a joint venture (SPV) legally valid as per applicable laws of India, with share holding pattern defined as 51% for AGH and 49% to TUI ratios as 51:49 for AGH and TUI respectively, to undertake awarded project in subcontract mode.

6. Upon satisfactory performance and confirmation of AGH in arranging their share of capital agreed for the proposed project(s), TUI with consent of client will transfer the proposed project(s) to SPV subject to provision in contract agreement with the client.
7. All the operations in respect to proposed project(s) will be under and handled by TUI, under supervision of SPV. SPV will raise invoices to the client and all receivable from client will be to SPV subject to acceptance of client.
8. The capital sourced by AGH would be directly to SPV created jointly by both parties. All the assets directly supplied or bought by AGH's financial arrangements will belong to AGH and after the full and final recovery of funds sourced by AGH, then will belong to SPV.
9. The capital or financial arrangements by AGH would be considered as Debt to SPV and would be mainly for CAPEX and OPEX of the proposed project. However, on approval of AGH, some portion would be for reimbursement on already paid advances by TUI while placing the orders for buying of equipment concerning the project.
10. The SPV or JV jointly created by both parties repays the debt to AGH either by way of equated installments or bill to bill basis (to be determined). Only upon repayment of agreed amounts, respective profits are determined.
11. The funds disbursement from AGH would be in multiple phases and first phase of disbursement starts with minimum amount of $3+ Million and rest within agreed phases not extending more than 6 months from the date of final agreed terms signed and added as addendum to this MOA by both parties.
12. Unless otherwise extended by mutual consent the feasible disbursement schedule accepted by both parties from the date signed in this MOA is proposed as –

S.No	No Days from MOU Signed with final terms		Amount in USD
1	0	60	3,0000,00
2	60	120	3,000,000
			6,000,000
3	For future Projects in Pipe line	(Days TBD)	10,000,000

Note: Amounts mentioned are based on initial discussions and are subject to change, upon the confirmation and performance by AGH, final mutually accepted agreed terms with specific cost estimations, will be signed and added as addendum to this MOA.

13. All the expenses incurred during the fulfillment of their respective roles belong to each such party and is borne by them. If, any such expenditure to be claimed from other is only upon approval of prior written request.

Article 4: OTHER TERMS

1. **Validity:** Unless until written notices are served this MOA stands valid for **Nine months** from the date of this MOA signed and can be extended by a written instrument signed by both parties and will be added as addendum to this MOA.
2. **Termination:** The AGH and TUI both has the right to terminate this MOA immediately by delivering a written notification regarding termination of this MOA, within a period of at least 45 business days in advance.

3. **Amendment:** Any provisions under this Agreement that can be amended, waived, replaced or terminated is by a written instrument mutually signed by the *Parties* which expressly contain reference to the provision under this MOA.
4. **Correspondences:** Any notice required or permitted to be given pursuant to this MOA shall be given in writing, delivered by hand at, or sent by courier or by facsimile to, the address or facsimile number of relevant Party set out below. Any Notices shall be deemed to have been given if delivered by hand, at the time of delivery, if sent by courier, 10 (Ten) Business Days after posting and sent by facsimile when received.

Anvi Global Holdings Inc	Team Universal Infratech Pvt Ltd.
Anvi Global Holdings Inc. 1135 Kildaire Farm Rd Cary, NC-27511 USA	TEAM UNIVERSAL INFRATECH PVT. LTD. 8-2-623/A, First Floor, SERENE TOWERS, Road No.10, Banjara Hills, Hyderabad 500034. Telangana, India.
Ph: +1 408 821 4491, Fax: +1 866 767 3745 Mail: Ram@anviglobal.com	Telephone: +91(40) - 40119686, 40079685 Mail: info@tuipl.com

5. **Force Majeure:** Force Majeure means any event or circumstance not within the reasonable control, directly or indirectly of the affected Party but only if and to the extent that (i) such event or circumstance, despite the exercise of reasonable diligence, cannot be or be caused to be prevented, avoided or removed by such Party, and (ii) such Party has taken all reasonable precautions and due care in order to avoid the effect of such event or circumstance on such Party's ability to perform its obligations under this Agreement, which event or circumstance shall include without limitation to war (declared or undeclared), embargo, insurrection, civil commotion, riots, military action, storm, tempest, fire, flood, tsunami, earthquake, landslides, volcanic eruption, typhoon, fire, epidemics, act of terrorism, explosion, sabotage, vandalism, lockout or industrial action, disturbance, and governmental policies, regulations or directions. Any Party affected by Force Majeure shall be excused from performance and shall not be construed to be in default in respect of any obligation hereunder for
6. **Addendum:** Any other matters that have not been regulated under this MOA which is required and necessary to be jointly conducted by the Parties, shall be further regulated and determined in certain addendum to this Agreement.
7. **Severability:** If any provisions of this MOA prove to be or become illegal or unenforceable, then the legality, validity and enforceability of its remaining provisions shall not in any way be affected or impaired thereby. The Parties shall enter into an amendment hereto which, together with the remaining provisions and other rights and obligations of the Parties being as close as possible to those contemplated by such illegal, invalid or unenforceable provisions.
8. **Entire Agreement:** This Agreement constitutes entire agreement between Parties and cancels and supersedes all prior and contemporaneous negotiations, conversations, proposals, representations, agreements and discussions, oral or written, between or among Parties relating to the subject matter of this Agreement.
9. **Language:** This Agreement is made in English If there is a Difference of interpretation or understanding to the content hereof, the British version shall serve as reference.
10. **Arbitration:** This MOA shall be governed by and construed in accordance with the laws of the Country of India. In case of any dispute with regard to interpretation of any of the precincts of this MOA, the parties hereunto have agreed that the matter shall be mutually resolved in best effort and if still unresolved referred to an Arbitrator appointed as per the direction of the competent Court having jurisdiction; and the matter decided and resolved by the Arbitrator shall be final and binding on all the parties.

TEAM UNIVERSAL INFRATECH PVT. LTD. Hyderabad

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement by their duly authorized representatives as of the date first above written on this day of 24th May, 2018.

For Anvi Global Holdings Inc	For Team Universal Infratech Pvt Ltd.
Rama Mohan R Busa **CEO/Director**	**Sanjay Agarwal** **Director/CEO**
Witness-1: Name:	Witness-2: Name:

ANNEX – A

PROJECT(S) DETAILS

1. PROJECT - 1

Project Name	CCS International Airport, Lucknow, India - Construction of Apron for 8 Nos Code 4c type of aircraft along with link taxiways.
E-Tender ID No	2017_AAI_4417_1
Client	Airport Authority of India
Tender reference No	AAI/CHQ/ENGG(C)/Apron-Link Taxi/Lkw
Location for Installation	Chaudary Charan Singh International Airport - Lucknow
Estimated cost	INR 47,39,16,202/- ($8.00Million Approx.)
NIT Published Date:	24 Nov. 2017 (06.00 PM.)
Online Submission Date:	15 Dec. 2017 (06.00 PM.)
Letter of Award:	23.01.2018
Size of Apron	1 No. (407m X 127m)
Box/Slab Culvert	4 Nos.
Length of Taxiway	450 m
Equipment's Required	Available with company (1.5 Million USD)

Scope of Work:

a. **Civil:**

- Construction of Apron 400 mtr. x120 mtr. wide with 3.5 mtr. wide shoulder as per proposed section for A321 -200 type or Higher category (i.e code D or code E) of aircraft.
- Construction of 228.5 mtr. X 23 mtr. link taxiway connecting the runway and 150.32 mtr. X 23 mtr. link taxiways connecting the VIP apron with 3.50 mtr. wide shoulders as per proposed section for A321 -200 type or Higher category (i.e code D or code E) of aircraft.
- Provision of fillets at intersection of taxiways with runway & Apron for A321 -200 type or Higher category (i.e code D or code E) of aircraft.
- Construction of GSE area of Size 71.5mtr. x 30 mtr. between proposed Apron & VIP Apron (as per available site).
- The cross section based on design (to be designed by Dte. of Structure on receipt of soil investigation report which is under progress) for various types of pavement like main apron, shoulders, link taxiways, perimeter road, GSE area etc shall be provided by the Engineer-incharge before actual start of work at site.
- Provision of drainage system for the apron connecting the storm water drain and required culverts below the taxiway or portions of apron.
- Provision of standard Markings on apron, taxiway and perimeter road.
- Diversion / dismantling of services if any like water line, electrical and other cable and existing drains, pavements, roads etc.

b. **Additional:** Provision of perimeter road of length 756 mtr. (approx) &10.50 mtr. wide as per proposed section.

c. **Electrical:** SITC of transformer housing box. II. Supply and laying of HDPE pipe.

2. PROJECT - 2

Type of Tender:	International open BID by National Highway Authority of India Under EPC Mode	
Name of Work:	Construction of NH-24 4-lane bypass starting from km 479.500 of NH 24 and terminating at km 17.600 of MDR- 77C (bypass chainage from km 64.900/64.380 to km 79.516/79.000 total length 14.618 km) in the State of Uttar Pradesh under NHDP Phase-VII on EPC Mode	
Estimated Cost:	Rs. 300.17 Crores – ($50.00 Million Approx.)	
Awarded Value:	Rs.305.40 Crores- ($50.00 Million Approx.)	
Completion period:	24 Months	
NIT Published Date:	12.07.2017	
Corrigendum issued:	1. Corrigendum regarding TCS and Plan & Profile of the Project Stretch	01.08.2017
	2. Corrigendum regarding Extension of Bid Due Date	09.08.2017
	3. Corrigendum regarding Extension of Bid Due Date	31.08.2017
	2. Corrigendum regarding Extension of Bid Due Date	11.09.2017
	4. Reply of Pre Bid Queries & Amendments in RFP/DCA.	15.09.2017
Online Submission Date:	21.09.2017 (11:00 AM)	
Technical Bid Opening Date:	22.09.2017 (11:30 AM)	
Letter of Qualification received by NHAI:	10.11.2017	
Letter of Award:	28.12.2017	
Legal Approval:	12.01.2018	
Agreement Signing Date:	12.01.2018	
Appointed Date:	To be decided	
Scope of work:	This project travels through completely new alignment passing through greenfields. The scope of work broadly include construciton of new four lane bypass and maintenance of the project during the defect liability period, which shall be four years	
	Project length	14.616 km.
	Major Bridges	Nil
	Minor Bridges	Nil
	Flyover (Grade Sperator)	1 No.
	ROB	Nil
	VUP	3 Nos.
	PUP	2 Nos.
	TOLL Plazas	Nil
	Service/Slip road	29.236 Km
	Bus Pass	2 Nos.
	Culverts	53 nos (26 Nos. in LHS and 27 Nos. in RHS)
	Track Lay Bye	1 No.
Equipment Required New	1. Concrete Batching Plant(120cum) , Loaders 4, Concrete Pavers 1 nos 9.5 mtr from US/ Germany, Graders 2 nos	
Other Plants available	HMP, WMM Plant, Asphalt Pavers, DLC Pavers, Tippers 60 nos, Compactors, DLC, Plant RMC plant etc and other allied equipments amounting to 20cr.	

TEAM UNIVERSAL INFRATECH P... Hyderabad

ANNEX – B

1. ASSOCIATION CHART:


Team Universal
TUI
Anvi Global Holdings
AGH
Transfer of Project
Technical team deployment
Production & Operations support
Site Preparation
Pre-operative investment
Debt Repayment
Investment for CAPEX & OPEX
BG's, Banks
All other incidentals
SPV/JV
AGH - 51: 49 - TUI
Payments & Receivables
passed under sub contract to SPV
Client Invoicing
Payments & Receivables
passed under subcontract to SPV
CLIENT - 1
[A.A.I]
CLIENT - 2
[N.H.A.I]

TEAM UNIVERSAL INFRATECH PVT. Hyderabad